TSX: PFN OTCBB: PAWEF FF: P7J

September 2, 2009

VIA SEDAR

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Re: Pacific North West Capital Corp. (the “Company”) Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102, please find below the report of voting results obtained in connection with the Annual General and Special Meeting of the Company held on Wednesday August 26, 2009.  Of the 61,858,008 common shares issued and outstanding, 25,548,074 common shares were voted, representing 41.30% of the Company’s issued and outstanding.

Item Voted Upon	Voting Results

1. Set the Number of Directors at Five	97.12% of the votes cast were in favour of this resolution and 2.88% were against

2. Election of Directors
Harry Barr	96.86% of the votes cast were in favour of Mr. Barr as Director for the ensuring year. 3.14% of the votes cast were withheld.
Linda Holmes	93.50% of the votes cast were in favour of Ms. Holmes as Director for the ensuring year. 6.50% of the votes cast were withheld.
Jordan Point	96.87% of the votes cast were in favour of Ms. Holmes as Director for the ensuring year. 3.13% of the votes cast were withheld.
Dennis Hop	94.98% of the votes cast were in favour of Ms. Holmes as Director for the ensuring year. 5.02% of the votes cast were withheld.
John Londry	96.87% of the votes cast were in favour of Ms. Holmes as Director for the ensuring year. 3.13% of the votes cast were withheld.

3. Appointment of James Stafford Inc., Chartered Accountants

98.56% of the votes cast were in favour of the resolution to re-appoint James Stafford Inc., Chartered Accountants for the ensuing year and to authorize the Directors to fix their remuneration.  1.44% of the votes cast were withheld.

4. Directors’ Ratification	96.43% of the votes cast were in favour of the resolution to ratify the acts of the Directors. 3.57% of the votes cast were against.

5. Amendment to Stock Options	92.73% of the votes cast were in favour of the resolution to amend the terms of pre-existing stock options. 7.27% of the votes cast were against.

6. Sale of the Nixon Fork Project	98.84% of the votes cast were in favour of the resolution for the sale of the Nixon Fork Project. 1.16% of the votes cast were against.

7. Equity Investments	90.36% of the votes cast were in favour of the resolution authorizing the Company to participate in equity investments. 9.64% of the votes cast were against.

8. Other Business	91.94% of the votes cast were in favour of the resolution authorizing the Company to transact other business. 8.06% of the votes cast were against.

Sincerely,

Harry Barr

President & CEO

Pacific North West Capital Corp

2303 WEST 41ST AVENUE, VANCOUVER,  BC,  V6M 2A3 CANADA

TEL: +1.604.685.1870  FAX: +1.604.685.8045  TOLL FREE: 1.800.667.1870

WEBSITE: www.pfncapital.com  EMAIL: info@pfncapital.com